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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-22637
                                                                         -------
                                                                      0-22637-01
                                                                      ----------
                                                                      0-22637-02
                                                                      ----------
                                                                    333-31741-01
                                                                    ------------
                                                                    333-31741-02
                                                                    ------------
                                                                    333-31741-03
                                                                    ------------
                                                                    333-44349-04
                                                                    ------------

                           NOTIFICATION OF LATE FILING


(Check One):

[ ] Form 10-K and Form 10-KSB   [ ] Form 11-K
[ ] Form 20-F   [x] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For period ended   June 30, 1999
                ----------------------------------------------------------------

[ ] Transition Report on Form 10-K and Form 10KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10QSB
[ ] Transition Report on Form N-SAR

For the transition period ended:
                                ------------------------------------------------

Read attached instruction sheet before preparing form.  Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   Iridium World Communications Ltd. (File No. 0-22637)
                          ------------------------------------------------------
                          Iridium LLC (File No. 0-22637-01)
                          ------------------------------------------------------
                          Iridium Operating LLC (File No. 0-22637-02)
                          ------------------------------------------------------
                          Iridium IP LLC (File No. 333-31741-01)
                          ------------------------------------------------------
                          Iridium Roaming LLC (File No. 333-31741-02)
                          ------------------------------------------------------
                          Iridium Capital Corporation (File No. 333-31741-03)
                          ------------------------------------------------------
                          Iridium Facilities Corporation (File No. 333-44349-04)
                          ------------------------------------------------------





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         Former name if applicable
                                   ---------------------------------------------
--------------------------------------------------------------------------------

Address of principal executive office (including street and number, city, state and zip code)
             -------------------------------------------------------------------
         Iridium World Communications Ltd.
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         Clarendon House, 2 Church Street,
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         Hamilton HM 11, Bermuda
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         Iridium LLC
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         Iridium Operating LLC
--------------------------------------------------------------------------------
         Iridium IP LLC
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         Iridium Roaming LLC
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         Iridium Capital Corporation
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         Iridium Facilities Corporation
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         1575 Eye Street, N.W.
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         Washington, D.C. 20005
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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                             (See Attached Summary)


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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              F. Thomas Tuttle                         202-326-5684
-----------------------------------------------------------------------------------------
                   (Name)                           (Area Code)        (Telephone Number)



     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [x] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [x] Yes     [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             (See Attached Summary)


                        Iridium World Communications Ltd.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 16, 1999                       By   /s/ F. THOMAS TUTTLE
     ---------------------------------      ------------------------------------
                                            Name:  F. Thomas Tuttle
                                            Title:    Secretary


                                   Iridium LLC
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 16, 1999                       By   /s/ F. THOMAS TUTTLE
    ----------------------------------        ----------------------------------
                                            Name:  F. Thomas Tuttle
                                            Title:    Secretary

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                              Iridium Operating LLC
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  August 16, 1999                       By   /s/ F. THOMAS TUTTLE
--------------------------------------      ------------------------------------
                                            Name:  F. Thomas Tuttle
                                            Title:    Secretary


                                 Iridium IP LLC

--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  August 16, 1999                       By   /s/ F. THOMAS TUTTLE
     ---------------------------------         ---------------------------------
                                            Name:  F. Thomas Tuttle
                                            Title:    Secretary


                               Iridium Roaming LLC
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 16, 1999                       By   /s/ F. THOMAS TUTTLE
     ---------------------------------         ---------------------------------
                                            Name:  F. Thomas Tuttle
                                            Title:    Secretary


                           Iridium Capital Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  August 16, 1999                       By   /s/ F. THOMAS TUTTLE
     ---------------------------------         ---------------------------------
                                            Name:  F. Thomas Tuttle
                                            Title:    Secretary


                         Iridium Facilities Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 16, 1999                       By   /s/ F. THOMAS TUTTLE
     ---------------------------------         ---------------------------------
                                            Name:  F. Thomas Tuttle
                                            Title:    Secretary



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     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).






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                             FORM 12b-25 ATTACHMENT

                          PART III -- NARRATIVE SUMMARY

     Iridium World Communications Ltd., Iridium LLC, Iridium Operating LLC, Iridium Capital Corporation, Iridium IP LLC, Iridium Roaming LLC and Iridium Facilities Corporation (collectively, the "Registrants") were unable to file the Registrants' joint Quarterly Report on Form 10-Q for the three months ended June 30, 1999 (the "Quarterly Report") within the prescribed time period for two reasons. First, the Registrants could not complete the Registrants' quarterly financial statements required to be contained therein without unreasonable effort or expense because they have been unable to complete the process for valuing long lived assets, specifically the IRIDIUM System. Second, the Registrants filed a voluntary petition for reorganization under Chapter 11 of the Federal Bankruptcy Code on August 13, 1999. Accordingly, the Registrants are unable to provide the information required by many of the items of Form 10-Q with necessary clarity without unreasonable effort or expense.



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                             FORM 12b-25 ATTACHMENT

     PART IV -- OTHER INFORMATION -- Significant Change in Operating Results

     The Registrants' financial statements for the three and six months ended June 30, 1999 have not been finalized. The Registrants anticipate that they will report a significant net loss for the three and six months ended June 30, 1999 as a result of a FAS 121 charge on long lived assets, specifically the IRIDIUM System, and that the reported net loss will be significantly more than the $60.4 million, $507.1 million and $505.3 million net losses reported for Iridium World Communications Ltd., Iridium LLC and Iridium Operating LLC, respectively, for the three months ended March 31, 1999 (the previous period). The Registrants have been unable to complete the process for valuing long lived assets and, accordingly, a reasonable estimate of results cannot be made at this time.




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